SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes                   No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement on Form F-3 (Registration No. 333-102800) and Registration
Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the
"Company") filed with the Securities and Exchange Commission on September 30, 2003
and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of June 2005, incorporated by reference herein:

Exhibit

99.1 Release dated June 24, 2005, entitled “CLASS ACTION LAWSUIT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: June 27, 2005
By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)

CLASS ACTION LAWSUIT
DRDGOLD today announced that a class action lawsuit was commenced against the company, its Chief Executive Officer, Mark Wellesley-Wood, and Chief Financial
Officer, Ian Louis Murray. The lawsuit was filed on 13 June 2005 and is pending in the
United States District Court for the Southern District of New York on behalf of a putative class of purchasers of DRDGOLD Limited securities. The lawsuit alleges that the company made certain false and misleading statements between 23 October 2003 and 24
February 2005 in violation of provisions of the United States securities laws. Two similar suits have also reportedly been filed.
DRDGOLD and its officers have not been served with legal process for the lawsuits but expect to be served in the future. The company is in the process of selecting and engaging legal counsel to defend against the suits. DRDGOLD, Mr. Wellesley-Wood and Mr.
Murray deny the claims that have reportedly been made in the lawsuits, believe the suits to be entirely without merit and intend vigorously to defend against the allegations of the lawsuits.
DRDGOLD anticipates that the three class action lawsuits, and any other similar lawsuits, will be consolidated and proceed as a single litigation. Accordingly,
DRDGOLD does not intend separately to announce the filing of any other such lawsuits.

Johannesburg
24 June 2005